Exhibit 99.1

Extraordinary General Meeting in TeliaSonera AB, January 17, 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 18, 2006--TeliaSonera AB (publ) (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) summons to an Extraordinary General Meeting at 3.30 p.m. on Wednesday, January 17, 2007 at Stockholmsmassan in Alvsjo, Stockholm. The premises will open at 3.00 p.m. The Extraordinary General Meeting will be interpreted into English and Finnish Right to participate Those wishing to participate in the Extraordinary General Meeting must - be listed as shareholders in the printout of the register of shareholders issued by VPC AB on Thursday, January 11, 2007 and - have notified TeliaSonera AB of their intent to participate in the Extraordinary General Meeting not later than 4.00 p.m. Swedish time on Thursday, January 11, 2007.

Notice etc. Notice of participation can be made in writing to TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden, by telephone 8-611 6015, by fax 8-611 6017, or, for private individuals, via the Internet at www.teliasonera.com under section Investor Relations. Notice may be provided by phone on weekdays between 9.00 a.m. and 5.00 p.m. Swedish time (however, not later than 4.00 p.m. on Thursday, January 11, 2007). The notice must include name/company,social security/corporate registration number, address, telephone number (office hours) and number of accompanying persons. To facilitate admission to the Extraordinary General Meeting, powers of attorney, registration certificates and other authorizing documents should be sent to the Company at the above address at the latest by Monday, January 15, 2007. Please note that any powers of attorney must be submitted in the original, and thus cannot be sent via the Internet or fax.

In order to be able to participate in the Extraordinary General Meeting, shareholders who have allowed their shares to be registered in trust must temporarily re-register their shares in the register of shareholders under their own names by Thursday, January 11, 2007.
These shareholders must notify their trustees of this well in advance of Thursday, January 11, 2007 when the re-registrations shall have been completed. This procedure may also be applicable for shareholders who are using a bank's share deposit and/or are trading via the Internet. As Finnish shareholders within the Finnish book-entry system (APK) are nominee registered at VPC, these Finnish shareholders have to contact APK, by e-mail: thy@ncsdgroup.com or by phone: ⁡ (0)20 7706609, for re-registration well in advance of January 11, 2007 to be able to participate in the Extraordinary General Meeting. Please note that APK will not automatically re-register all shareholders. Please also note that these Finnish shareholders still have to notify TeliaSonera of their intention to participate as described above.

Agenda: Opening of the Extraordinary General Meeting 1. Election of chairperson of the meeting 2. Preparation and approval of voting register 3. Election of two persons to check the meeting minutes along with the chairperson 4. Adoption of agenda 5. Confirmation that the meeting has been duly and properly convened 6. Removal of members of Board of Directors 7. Number of board members 8. Election of Board of Directors. The election will be preceded by information from the chairperson concerning positions held in other companies by the candidates

Closing of the Extraordinary General Meeting

Background 1. The Annual General Meeting held on April 27, 2006 decided that the number of members of the board is eight with no deputy board members. Members representing the employees will be nominated separately. The Annual General Meeting elected the following persons to be the members of the Board of Directors until the next Annual General Meeting: Carl Bennet, Eva Liljeblom, Lennart Laftman, Lars-Erik Nilsson, Sven-Christer Nilsson, Timo Peltola, Caroline Sundewall och Tom von Weymarn. The Annual General Meeting elected Tom von Weymarn as the Chairman of the Board of Directors and Carl Bennet as the Vice Chairman of the Board of Directors. 2. The Nomination Committee consisting of Jonas Iversen, the Chairman (Swedish state), Markku Tapio (Finnish state), KG Lindwall (Robur), Lennart Ribohn (SEB- fonder / SEB-Trygg Forsakring), Christer Gardell (Cevian Capital) and Tom von Weymarn (the Chairman of the Board of Directors) and representing approximately 64% of the shares and voting rights has proposed in December 2006 changes to members of the Board of Directors and asked the Board of Directors to summon an Extraordinary General Meeting in January 2007 .

Proposals of the Nomination Committee

The Nomination Committee presents the following proposals: - Chairman of the meeting: Sven Unger - Decide that Carl Bennet, Eva Liljeblom, Lennart Laftman, Lars-Erik Nilsson and Sven-Christer Nilsson will leave their positions as Board Members at the Meeting - Number of board members: Seven with no deputy board members - Election of new board members: Maija-Liisa Friman, Conny Carlsson, Lars G Nordstrom and Jon Risfelt.

Mrs Maija-Liisa Friman, 54, is today CEO of the Aspocomp Group Oyj. She also has board assignments in Metso Oyj and Sponda Oyj.

Mr Conny Karlsson, 51, is today chairman of the boards of SEB Investment Management AB and Zodiak Television AB. He is also a member of the boards of Scribona AB, Swedish Match AB and Lindex AB. He has earlier been CEO of Duni AB and has held several management positions in Procter & Gamble.

Mr Lars G Nordstrom, 63, is today President and CEO of Nordea Bank AB, chairman of the boards of the Royal Swedish Opera, the Finnish-Swedish Chamber of Commerce and the European Financial Management & Marketing Association (EFMA). He is also a member of the boards of the Swedish-American Chamber of Commerce and Viking Line Abp.

Mr Jon Risfelt, 45, is today Senior Advisor for the Gambro Group and holds board assignments at Enea Data AB, Bilia AB and Svensk Fastighetsformedling AB. He has earlier been CEO of Europolitan AB and Vodafone Sweden AB

A presentation of the candidates nominated by the Nomination Committee for election to the Board of Directors is available at the website of TeliaSonera, www.teliasonera.com, see section Investor Relations, and will be available at the Extraordinary General Meeting as well.

The proposal of the Nomination Committee means that Caroline Sundewall, Timo Peltola and Tom von Weymarn will continue as members of the Board of Directors and that Tom von Weymarn will continue as the Chairman of the Board of Directors and that the Extraordinary General meeting does not nominate a Vice Chairman of the Board of Directors.

Shareholders representing approximately 64% of the stock and votes in the company have stated that they support the proposals presented by the Nomination Committee.

Stockholm, December 2006 The Board of Directors

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Press office, (0)8-713 58 30